As filed with the Securities and Exchange Commission on September 22, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

HMS INCOME FUND, INC.
(Name of Subject Company (Issuer))

HMS INCOME FUND, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

40427D102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Sherri W. Schugart
Chief Executive Officer
HMS Income Fund, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118
Telephone: (888) 220-6121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Thomas J. Friedmann
William J. Tuttle
Dechert LLP
1900 K Street, NW
Washington, DC 20006
Tel: (202) 261-3300

Martin H. Dozier
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
Tel: (404) 881-7000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$11,852,988.10	$1,193.60

* The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $100.70 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,193.60
Form or Registration No.: Schedule TO
Filing Party: HMS Income Fund, Inc.
Date Filed: August 5, 2016

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on August 5, 2016 by HMS Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to 1,517,668.13 shares of its issued and outstanding common stock, par value $0.001 per share (the “Shares”). The tender offer was made upon, and subject to, the terms and conditions set forth in the Offer to Purchase, dated August 5, 2016, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Central Time, on September 16, 2016, and 229,605.25 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company will purchase on September 22, 2016 (the funding date) all 229,605.25 Shares validly tendered and not withdrawn at a price of $7.92 per Share, which is the net asset value per share as of September 20, 2016, for an aggregate purchase price of approximately $1,818,473.54.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     September 22, 2016

HMS Income Fund, Inc.

By: /s/ David M. Covington
Name: David M. Covington
Title: Chief Accounting Officer and Treasurer